SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

ReShape Lifesciences Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

761123108
(CUSIP Number)

HealthCor Partners Management, L.P. 1325 Avenue of the Americas, 27th Floor New York, New York 10019 Attention: Jeffrey C. Lightcap (212) 622-7731
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2018

(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 761123108	Schedule 13D	Page 2 of 11

1	name of reporting person HealthCor Partners Management, L.P.
2	check the appropriate box if a member of the group (a) ☐ (b) ☒
3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11	aggregate amount beneficially owned by each reporting person 349,139
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0.4%
14	type or report person PN

CUSIP 761123108	Schedule 13D	Page 3 of 11

1	name of reporting person HealthCor Partners Management GP, LLC
2	check the appropriate box if a member of the group (a) ☐ (b) ☒
3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11	aggregate amount beneficially owned by each reporting person 349,139
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0.4%
14	type or report person OO – limited liability company

CUSIP 761123108	Schedule 13D	Page 4 of 11

1	name of reporting person HealthCor Partners II, L.P.
2	check the appropriate box if a member of the group (a) ☐ (b) ☒
3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11	aggregate amount beneficially owned by each reporting person 349,139
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0.4%
14	type or report person PN

CUSIP 761123108	Schedule 13D	Page 5 of 11

1	name of reporting person HealthCor Partners Fund II, L.P.
2	check the appropriate box if a member of the group (a) ☐ (b) ☒
3	sec use only
4	source of funds WC
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11	aggregate amount beneficially owned by each reporting person 349,139
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0.4%
14	type or report person PN

CUSIP 761123108	Schedule 13D	Page 6 of 11

1	name of reporting person HealthCor Partners GP, LLC
2	check the appropriate box if a member of the group (a) ☐ (b) ☒
3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11	aggregate amount beneficially owned by each reporting person 349,139
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0.4%
14	type or report person OO – limited liability company

CUSIP 761123108	Schedule 13D	Page 7 of 11

1	name of reporting person Arthur Cohen
2	check the appropriate box if a member of the group (a) ☐ (b) ☒
3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11	aggregate amount beneficially owned by each reporting person 349,139
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0.4%
14	type or report person IN

CUSIP 761123108	Schedule 13D	Page 8 of 11

1	name of reporting person Joseph Healey
2	check the appropriate box if a member of the group (a) ☐ (b) ☒
3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11	aggregate amount beneficially owned by each reporting person 349,139
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0.4%
14	type or report person IN

CUSIP 761123108	Schedule 13D	Page 9 of 11

1	name of reporting person Jeffrey C. Lightcap
2	check the appropriate box if a member of the group (a) ☐ (b) ☒
3	sec use only
4	source of funds AF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11	aggregate amount beneficially owned by each reporting person 349,139
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row(11) 0.4%
14	type or report person IN

CUSIP 761123108	Schedule 13D	Page 10 of 11

Schedule 13D

This Amendment No. 3 (this “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on June 5, 2018, as amended by Amendment No. 1 filed June 12, 2018 and Amendment No. 2 filed July 17, 2018 (the “Original Statement”) on behalf of HealthCor Partners Management, L.P., HealthCor Partners Management GP LLC, HealthCor Partners II L.P., HealthCor Partners Fund II, L.P., HealthCor Partners GP, LLC, Arthur Cohen, Joseph Healey and Jeffrey C. Lightcap. The Original Statement, as amended by this Amendment (the “Statement”) relates to the shares of Common Stock of ReShape Lifesciences Inc., par value $0.01 per share (the “Common Stock”).

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

This Amendment is being filed solely to reflect a decrease in the percentage of the outstanding class represented by the shares of Common Stock owned by the Reporting Persons, resulting from an increase in the number of shares of Common Stock outstanding as reported by the Issuer in its filings with the Securities and Exchange Commission, and the consequent reduction of the Reporting Persons’ beneficial ownership below five percent. There has been no change in the number of shares of Common Stock beneficially owned by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

The first paragraph of Item 5 of the Original Statement is hereby amended and restated as follows:

“(a) The Reporting Persons beneficially own an aggregate of 349,139 shares of Common Stock. This aggregate amount represents approximately 0.4% of the Issuer’s outstanding common stock, based upon 83,472,628 shares of Common Stock outstanding as of September 27, 2018, as reported on the Issuer’s prospectus supplement filed on October 3, 2018 in connection with the offer and sale of certain equity securities.”

Item 5(e) of the Original Statement is hereby amended and restated as follows:

“(e) To the best of the Reporting Persons’ knowledge, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s common stock on or about August 7, 2018.”

CUSIP 761123108	Schedule 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: October 5, 2018

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By:	HealthCor Partners Management GP, LLC, its general partner

By:	/s/ Jeffrey C. Lightcap
Name:	Jeffrey C. Lightcap
Title:	Managing Member

HEALTHCOR partners II, L.P.
for itself and as general partner on behalf of
HEALTHCOR PARTNERS FUND II, LP

By:	HealthCor Partners GP, LLC, its general partner

By:	/s/ Jeffrey C. Lightcap
Name:	Jeffrey C. Lightcap
Title:	Managing Member

HEALTHCOR partners management gp, LLC

By:	/s/ Jeffrey C. Lightcap
Name:	Jeffrey C. Lightcap
Title:	Managing Member

HEALTHCOR partNers gp, LLC

By:	/s/ Jeffrey C. Lightcap
Name:	Jeffrey C. Lightcap
Title:	Managing Member

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

ARTHUR COHEN, Individually

/s/ Arthur Cohen

JOSEPH HEALEY, Individually

/s/ Joseph Healey